UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-6F

NOTICE OF INTENT TO BE SUBJECT TO SECTION 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Principal Structure Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11088 Mill Park Dr. Suite #128 Maryland Heights, MO 63043

Telephone Number (including area code): 800-881-3321

Name and address of agent for service of process:

Brian Southard
Chief Executive Officer
Principal Structure Fund, Inc.
11088 Mill Park Dr. Suite #128 Maryland Heights, MO 63043

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Beverly Hills and the State of California on the 19 th day of April, 2007.

[SEAL]		Principal Structure Fund, Inc.

/s/ Brian Southard
		By:	Brian Southard
		Title:	Chief Executive Officer

Attest:	/s/ Harold Gregg
By:	Harold Gregg
Title:	Vice President & General Counsel